AK 3/13/02

02018840

VF 4-9-02

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shepherd Financial Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Hawthorn Parkway, Suite 220
(No. and Street)

RECD S.E.C. MAR 0 1 2002 535

Vernon Hills (City) Illinois (State) 60061 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert W. Linehan (847)680-1100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mowery & Schoenfeld, LLC
(Name — if individual, state last, first, middle name)

Three Hawthorn Parkway, Suite 150, Vernon Hills, IL 60061
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 24 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert W. Linehan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shepherd Financial Group, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
ANITA J KANABY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 12/21/02

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report on internal control structure required by rule 17a-5 of the Securities Exchange Commission.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHEPHERD FINANCIAL GROUP, LLC

REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2001

Required by rule 17a-5 of the Securities Exchange Commission

01 01 SEC DC

Mowery & Schoenfeld LLC
Three Hawthorn Parkway
Suite 150
Vernon Hills, Illinois 60061
P 847 247-8959
F 847 247-8960

MOWERY & SCHOENFELD

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

TO THE MEMBERS OF

SHEPHERD FINANCIAL GROUP, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Shepherd Financial Group, LLC (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule l5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition,

and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Mowery & Schoenfeld, LLC

Mowery & Schoenfeld, LLC

February 16, 2002
Vernon Hills, Illinois

SHEPHERD FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

(See report of independent auditors)

2001 031 SEC VA

MOWERY & SCHOENFELD
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Mowery & Schoenfeld LLC
Three Hawthorn Parkway
Suite 150
Vernon Hills, Illinois 60061
P 847 247-8959
F 847 247-8960

REPORT OF INDEPENDENT AUDITORS

TO THE MEMBERS OF

SHEPHERD FINANCIAL GROUP, LLC

We have audited the accompanying statements of financial condition of Shepherd Financial Group, LLC as of December 31, 2001 and 2000, and the related statements of operations and members' equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shepherd Financial Group, LLC as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on Schedule 1 is presented for the purpose of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Mowery & Schoenfeld, LLC

Mowery & Schoenfeld, LLC

February 16, 2002
Vernon Hills, Illinois

SHEPHERD FINANCIAL GROUP, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Cash	$ 19,938	$ 159,780
Cash deposits with clearing organizations (Note 5)	50,286	54,348
Commission receivable	16,438	35,977
Miscellaneous receivables	19,978	1,465
Prepaid expenses	12,151	12,319
Investment in Redwood Partners, L.P. (Note 6)	-	41,493
Property and equipment, net (Note 7)	35,114	43,659
	$ 153,905	$ 349,041

LIABILITIES AND MEMBERS' EQUITY

	2001	2000
LIABILITIES		
Accounts payable and accrued expenses	$ 2,197	$ 10,408
Accrued broker commissions and wages	6,245	13,623
	8,442	24,031
MEMBERS' EQUITY	145,463	325,010
	$ 153,905	$ 349,041

The accompanying notes are an integral part of these financial statements.

SHEPHERD FINANCIAL GROUP, LLC

STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES		
Commissions	$ 343,033	$ 678,653
Principal transactions	2,230	69,460
Syndication revenues, net of associated expenses	59,821	785,245
Interest and dividends	19,271	32,439
Unrealized gain/(loss) on investment	10,982	8,609
Miscellaneous	3,000	8,649
Total revenues	438,337	1,583,055
EXPENSES		
Employee compensation and benefits (Note 9)	432,013	1,046,574
Clearing charges	46,447	115,433
Professional fees	48,879	33,841
Exchange access fees	14,184	21,698
Occupancy expenses	171,464	236,326
Depreciation expense	8,545	12,038
Dues and assessments	15,329	17,847
Sales promotion	12,244	9,241
Insurance	14,731	9,020
Postage and delivery	9,937	11,384
Travel	8,700	8,540
Charitable contributions	-	4,450
Investment services	5,925	7,046
Outside services	15,043	-
Computer technician fees	5,319	5,011
Meals	3,975	3,887
Payroll service fees	2,195	1,970
Other expenses	3,954	5,355
Total operating expenses	818,884	1,549,661
Net income (loss)	(380,547)	33,394
Members' equity, beginning of year	325,010	316,616
Member contributions	201,000	-
Member distributions	-	(25,000)
Members' equity, end of year	$ 145,463	$ 325,010

The accompanying notes are an integral part of these financial statements.

SHEPHERD FINANCIAL GROUP, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (380,547)	$ 33,394
Adjustments to reconcile net income (loss) to net cash used in operating activities		
Depreciation	8,545	12,038
Unrealized (gain) loss on investments	(10,982)	(8,609)
Changes in operating assets and liabilities:		
Deposits with clearing organization	4,062	4,787
Commission receivable	19,539	28,712
Other assets	(18,344)	6,700
Accounts payable and accrued expenses	(8,211)	(40,378)
Accrued broker commissions and wages	(7,378)	(101,982)
Net cash used in operating activities	(393,316)	(65,338)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of investment in Redwood Partners	52,474	(9,444)
Net cash provided by (used in) investing activities	52,474	(9,444)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member contributions	201,000	-
Member distributions	-	(25,000)
Net cash provided by (used in) financing activities	201,000	(25,000)
NET DECREASE IN CASH	(139,842)	(99,782)
Cash, beginning of year	159,780	259,562
Cash, end of year	$ 19,938	$ 159,780

The accompanying notes are an integral part of these financial statements.

SHEPHERD FINANCIAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Shepherd Financial Group, LLC (the "Company") is an Illinois limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). All trades are cleared on a fully disclosed basis. The Company is managed by the principal member, who holds approximately 99% of the outstanding units. Pursuant to the Operating Agreement, the Company will expire on December 31, 2039.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including principal transactions and syndication activities. A summary of the primary business activities and significant accounting policies is presented below.

Securities Transactions

Proprietary securities transactions in regular way trades are recorded on a trade date, as if they had settled. Profits and losses arising from all securities transactions are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Investments

Marketable securities are valued at market value, and securities not readily marketable if any, are valued at fair value as determined by management.

Syndication Revenues

Syndication revenues include underwriting fees and commissions, net of syndicate expenses, arising from private placement security offerings in which the Company participates.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using straight-line and accelerated methods over estimated useful lives. Expenditures for major repairs that extend the useful lives of property and equipment are capitalized. Expenditures for normal maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company is organized as a limited liability company and as such, the income or loss of the Company flows through to the individual members who include their proportionate share of the Company's income or loss in their taxable income. Accordingly, no provision for taxes has been recorded.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures at the financial statement date. Accordingly, actual amounts could differ.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 3 - CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had net capital of $78,220 and $212,824, respectively, which was in excess of the required net capital of $50,000 in 2001 by $28,220 and $100,000 in 2000 by $112,824, respectively. The Company's net capital ratio was .108 to 1 and .113 to 1 as of December 31, 2001 and 2000, respectively.

NOTE 4 - EXEMPTION FROM RULE 15c3-3

The Company does not collect any customer funds. The Company does not hold any securities for its customers and it clears all transactions with a clearing broker or dealer. Accordingly, the Company meets the exemptive provisions of Rule 15c3-3.

NOTE 5 – DEPOSITS WITH CLEARING ORGANIZATION

The Company is required to maintain a minimum cash balance of $50,000 with their clearing organization, which is used to settle customer trades. These funds are not available for other purposes.

NOTE 6 – INVESTMENT IN REDWOOD PARTNERS, L.P.

The Company owned a general partnership interest in Redwood Partners, L.P. until June 30, 2001, at which time the investment was transferred to the principal member of the Company for $52,479. Underlying investments of Redwood Partners had included marketable securities within the banking and insurance industries, certificates of deposits and insurance annuities. The investment increased and decreased based on changes in the value of the underlying investments, interest and dividends received, management fees earned, incentive fees earned and administrative expenses incurred.

NOTE 7 – PROPERTY AND EQUIPMENT, NET

Property and equipment is comprised of the following as of December 31:

	2001	2000
Furniture and equipment	$ 78,076	$ 78,076
Leasehold improvements	21,033	21,033
	99,109	99,109
Accumulated depreciation	63,995	55,450
	$ 35,114	$ 43,659

NOTE 8 - LEASE COMMITMENTS

The Company leases office space under an operating lease agreement that expires March 31, 2002. Monthly rent approximates $6,800. The Company also leases certain office equipment on a year-to-year basis.

Rent expense approximated $79,400 and $184,000 for the years ended December 31, 2001 and 2000 respectively.

NOTE 9 - EMPLOYEE BENEFIT PLAN

The Company sponsors a salary reduction simplified employee pension plan (SARSEP) under Section 408(k)(6) of the Internal Revenue Code. Under provisions of the Plan, eligible participants can elect to contribute a portion of their salary on a pre-tax basis. Employer contributions are discretionary and totaled $3,584 in 2001. Employee and employer contributions into the Plan vest with the participants immediately.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's activities with customers involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event that the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily through its clearing organizations and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 11 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and clearing organizations. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's cash accounts are held at federally insured financial institutions. The balances were not in excess of the federally insured limits as of December 31, 2001, however they were in excess by $59,780 at December 31, 2000.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

SHEPHERD FINANCIAL GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION

DECEMBER 31, 2001 AND 2000

	2001	2000
Net Capital		
Total equity	$ 145,463	$ 325,010
Deductions and/or charges		
Nonallowable assets		
Investment in Redwood Partners, L.P.	-	41,493
Miscellaneous receivables	19,978	1,465
Property and equipment	35,114	43,659
Commissions receivable (+30 days)	-	13,250
Other assets	12,151	12,319
Net capital before haircuts on securities positions	78,220	212,824
Haircut on securities		
Trading and investment securities	-	-
Net capital	$ 78,220	$ 212,824
Aggregate indebtedness	$ 8,442	$ 24,031
Computation of net capital requirement		
Net capital requirement for the Company	$ 50,000	$ 100,000
Excess net capital at 1,500%	$ 28,220	$ 112,824
Excess net capital at 1,000%	$ 28,220	$ 112,824
Ratio of aggregate indebtedness to net capital	**0.108**	**0.113**

Reconciliation with the Company's computation
(Included in Part II of Form 17A-5 as of December 31, 2001 and 2000)

	2001	2000
Net capital, as reported in the Company's Part IIA Quarterly 17a-5(a) FOCUS report (unaudited)	$ 78,186	$ 218,627
Net audit adjustments	34	(5,803)
Net capital per above	$ 78,220	$ 212,824